SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras’ participation in BOVESPA’S
Corporate Sustainability Index is renewed

(Rio de Janeiro, November 27, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that, for the second consecutive year, it has been included in the list of companies whose shares compose Bovespa’s Corporate Sustainability Index (ISE) for their high degree of commitment to sustainability and social responsibility. Petrobras’ common and preferred shares will have the weights of 11.12% and 13.88%, respectively, totaling 25%, the ISE’s biggest individual weight.

The ISE’s new portfolio will go into effect on December 01 2007 and remain valid through November 30 2008. It brings together 40 corporate stocks (common and preferred) issued by 32 companies performing in 13 sectors. These companies were selected for their policies, management practices, performance, and legal obligation fulfillment with regard to economic efficiency, environmental balance, social justice, product nature, and corporate governance. Jointly, the 32 companies’ market value is R$927 billion, or 39.6% of BOVESPA’S total capitalization, currently worth R$2.3 trillion.

BOVESPA, ABRAPP, ANBID, APIMEC, IBGC, IFC, the ETHOS institute, and the Ministry of the Environment, who comprise the index’ Deliberation Board, created the ISE as a benchmark for socially responsible investments in Brazil. The Board later added PNUMA to its composition. FGV-EAESP elaborated the methodology used to assess the companies. The 141-question questionnaire was sent to the 137 outfits that issue the 150 most liquid shares traded at the BOVESPA and, ultimately, answered by 62 companies.

The ISE is a pioneering initiative in Latin America, designed to create an investment environment that is compatible with sustainable development demands imposed by the contemporaneous society and to encourage ethical corporate responsibility. After undergoing a revision process which involved the participation of several stakeholders, the ISE is now in its third edition.

The renewal of Petrobras’ participation in the ISE is a major victory for the company and is the outcome of its efforts to realize its strategic objectives of growing with profitability and social and environmental responsibility.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.